CaminoSoft Corp
600 Hampshire Road, #105 Westlake Village, CA 91361
Tel (805) 370-3100
March 12, 2009	Fax (805) 370-3200
www.caminosoft.com

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance, Room 4561
Washington, D.C.  20549

Re:	CaminoSoft Corp.
Preliminary Information Statement on Schedule 14C
Filed February 23, 2009
File No. 033-64534-1A

Dear Mr. Orlic:

On behalf of CaminoSoft Corp. (“CaminoSoft” or the “Company”), we hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated March 3, 2009.

General

1.
Please revise your information statement to provide the information about your company required by Item 14(c)(1) of Schedule 14A or tell us why you believe you are not required to provide this information.  You also should provide financial statements of the business being sold, which may be unaudited.  For additional guidance, please see Interpretation 1-H-6 of the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, dated July 2001.

Company Response:

 In response to your comment, we are filing a revised information statement, which includes the annual and first quarter financial statements as requested.

Amendments of the Articles of Incorporation

Increase in Authorized Common Stock, page 10

2.
Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisition and/or financings.  If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Company Response:

In response to your comment, please refer to the last sentence of the discussion under “AMENDMENTS OF THE ARTICLES OF INCORPORATION.”  For your convenience, the sentence reads as follows: “Except pursuant to outstanding convertible debentures and notes and the condition to the closing of the Purchase Agreement to amend the terms of the Renaissance Indebtedness not currently convertible to make such Indebtedness convertible, we have no present agreement or commitment, however, to issue any additional shares of common stock.”

All questions and comments regarding the foregoing can be addressed to Mr. David Ficksman on (310) 789-1290 or the undersigned on (805) 370-3100.

Kind regards,

/s/ Stephen W. Crosson
Stephen W. Crosson Chief Financial Officer CaminoSoft Corp.

cc: David Ficksman Corey Fischer